January 29, 2009

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Via EDGAR, facsimile (202.942.9533) and email (rosenbergj@sec.gov)

Re: IntegraMed America, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 14, 2008

Form 10-Q for the Quarter Ended March 31, 2008

Filed May 9, 2008

File No. 000-20260

Dear Mr. Rosenberg:

We have reviewed the staff comments dated October 31, 2008 on our above-noted filings and we have responded to the comments (designated by italics below) by providing our detailed explanations.

As requested, we have filed this response letter on EDGAR under form type label CORRESP. We understand you may have additional comments after reviewing our responses.

**************************************************

Form 10-K for the Year Ended December 31, 2007

General

1.	Please confirm that you will provide in your future filings the same level of information as you have provided in your response to comments six and eight.

We confirm that we will provide in future filings the same level of information provided in our response to comments six and eight in your previous letter dated July 25, 2008.

Item 1. Business, page 2

2.	We have considered your descriptions of your segments and on balance believe they could be improved to more clearly and explicitly describe the nature of the service the Company provides. For example, it appears that the Facility Centers Division is not itself a provider network, but a Division that provides business and management services to a provider network. Please revise to include disclosure that more clearly and explicitly:

a.	States, if true, that the Fertility Center Division provides business and management services to a provider network, but does not provide and is not responsible for providing patient medical services;
b.	States whether the Consumer Services Division provides or is responsible for providing patient medical services;
c.	States whether the Shared Risk Refund program represents a financing program or the provision of patient medical services by the Company;
d.	Explains how the Shared Risk Refund and financing programs “make the treatment process easier ... for patients”; and
e.

States whether the Vein Clinics Division provides “business and management services” as your disclosure indicates or whether it provides patient medical services as the disclosure indicating that you consolidate all vein clinics might suggest.

We will improve and include the type of disclosures stated above in future filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Consolidation, page F-7

3.

Please provide your analysis demonstrating why you are not required to consolidate the fertility medical practices under FIN 46R (why you are not the primary beneficiary) and why you are required to consolidate the vein clinics. Please reference authoritative literature in your response. Also, direct us to disclosure in the business section or elsewhere disclosing the terms of your arrangements.

We have applied paragraph 5 of FIN 46(R) to the fertility medical practices as follows:

5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

(1)	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

Condition does not exist. All of the equity interests are owned by the physicians of the fertility medical practices and are sufficient to permit the entity to finance its activities.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)  The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

Condition does not exist. The physicians have the direct ability to make decisions about the entity’s activities.

(2)

The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Condition does not exist. The physicians absorb all losses of the entity. IntegraMed has no obligation to absorb losses.

(3)

The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Condition does not exist. The physicians will receive all residual returns of the entity. IntegraMed will not receive any residual interest of the entity.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

This condition does not exist.

As a result of the above, we do not consolidate the fertility medical practices.

We have applied paragragh 5 of FIN 46(R) to the vein clinic practices as follows:

5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

(1)	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

Condition is met as all of the investment in a vein clinic practice is made by IntegraMed.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)

The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

Condition is met as the vein clinic practice is controlled through a “friendly” physician. A friendly physician is one whose voting will reflect the desires of IntegraMed.

(2)

The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Condition is met as only IntegraMed has the obligation to absorb losses.

(3)

The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Condition is met as only IntegraMed has the right to receive the residual returns of the entity.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

Condition is met as IntegraMed controls the vein clinic medical practice through a friendly physician, voting according to the desires of IntegraMed, and is the primary beneficiary of the results of the medical practice.

As a result of the above, we consolidate the vein clinic practices.

We describe our arrangements in our Annual Report on Form 10-K under the headings “Overview of our Business Strategy for the Fertility Centers Division” and “An Overview of Our Business Strategy for the Vein Clinics Division”. In future filings we will further enhance the disclosure regarding the terms of our arrangements.

Revenue Recognition

Consumer Services – Shared Risk Refund Program, page F-8

4.

Your disclosure indicates that the Company does not consolidate fertility centers and suggests that the Company does not provide and is not responsible for providing the patient medical services performed at the fertility centers. If true, it appears that the Shared Risk Refund program may represent a guarantee of another entity’s performance rather than a guarantee of the Company’s performance. Please tell us if our understanding is correct. In your response, please analyze for us whether the Shared Risk Refund program represents a guarantee within the scope of FIN 45.

We believe the Shared Risk Refund program is exempted from FIN 45 as per paragraph 6 (f), it can be viewed as a guarantee that prevents the guarantor from being able to account for the transaction as a sale, and as per paragraph 7 (b) the Shared Risk Refund contract can also be viewed as a product or service warranty.

5.

Please analyze for us whether the amounts received by the Company from the patient and the amounts paid by the Company to the fertility center under the Shared Risk Program qualify for gross or net reporting under EITF 99-19. In your response, please analyze each of the EITF 99-19 factors.

The amounts received by the Company from patients and the amounts paid by the Company to fertility centers qualifies for gross reporting under EITF 99-19 as we analyze each of the EITF 99-19 factors below:

The Company is the primary obligor in the arrangement, has latitude in establishing the price, performs part of the service (administration and case management, has discretion in supplier selection, and the amount the Company earns per transaction is not fixed.

The supplier is not the primary obligor in the transaction and does not have the credit risk.

As a result we report on the gross method.

6.

If the Company provides or is responsible for providing patient medical services, it is unclear to us why it is appropriate to recognize the 30% of the patient payment upon completion of the first treatment cycle. Your response asserts that 30% of the patient payment is earned upon completion of the first treatment cycle because remaining services after that point are minor. This assertion appears to be inconsistent with the Company’s disclosure about the Shared Risk Refund Program on page 5 of its Form 10-K for the year ended December 31, 2007, which appears to indicate that the Company’s obligation to provide cycles of treatment continues, absent termination, until the earlier of delivering a baby or completing the sixth treatment cycle. Please help us understand this apparent inconsistency. In your response, please tell us the consideration you gave to recognizing the 30% of the patient payment using a proportional performance method beginning on the date the 30% of the patient payment becomes fixed and determinable. In addition, please describe the contract termination rights and help us understand how the proportional performance method, if considered, would account for termination by either the patient or the Company. If you did not consider the proportional performance method, please tell us why you do not believe it to be appropriate in your circumstances.

At the time of the completion of the first cycle of treatment, 30% of the patient payment becomes non-refundable by contract, irrespective of the outcome of the pregnancy. It is at this point that substantially all of the screening, enrollment and preliminary case management as well as related selling, general and administrative services at the Company are concluded (leaving only minor case management services and the payment to the contracted fertility center for additional services, if any, to be performed) and this non-refundable portion of the patient payment is earned and recognized as revenue. While the Company’s services are basically complete, we are still responsible for the possibility of future medical services.

The Shared Risk Refund contract of a patient may be canceled at anytime either by the Company or the patient for any reason. If the cancellation occurs prior to the first cycle, a full refund is made. If the contract is cancelled any time after the first cycle, the 70% is refunded.

We believe the proportional method is not appropriate as refundable and termination provision are clearly stated in the contract.

7.

It appears that the Company’s contractual right to 70% of the patient payment is dependent upon delivery of a baby and not pregnancy. Accordingly, it does not appear that 70% of the patient payment is fixed and determinable prior to the delivery of the baby. Please tell us whether our understanding is correct. If our understanding is correct, please help us understand why you believe it is appropriate to recognize 70% of the patient payment prior to the date it becomes fixed and determinable. In this regard, we note that the limited exception described in SAB Topic 13.A.4.a permitting recognition of a fee prior to it becoming fixed and determinable would not appear to support the Company’s contingent solely on the customer’s cancellation privileges, but is also contingent on the delivery of a baby. That is, 70% of the patient payment does not become fixed and determinable until the earlier of the expiration of the customer’s cancellation privilege or the delivery of a baby.

We are able to recognize the 70% of the fee prior to delivery of a baby as we are able to accurately reserve for future costs if the pregnancy is lost.

Revenues related to potentially refundable amounts are deferred until pregnancy outcome is determined. Pregnancy is determined clinically by medical staff at the fertility center and is defined as the existence of a fetal heartbeat, which occurs approximately two months after clinical pregnancy. Once pregnancy is established, the remaining 70% of the patient payment is recognized as revenue as the Company’s services are completed. Our contract does however call for the delivery of a baby so there is some risk that the pregnancy will not result in the delivery of a baby. As such, the Company developed the factors for estimating pregnancy loss and established a warranty reserve for estimated refunds due to pregnancy loss. This reserve is maintained based on historical averages of pregnancy loss applied to revenue recorded within the applicable periods. The reserve rate is lower than the pregnancy loss rate of the general population as (a) patients are screened and must meet strict medical qualification prior to enrolling in the program, and (b) the factor having the most impact on the reserve rate stems from the fact that most patients go on to additional treatment and a substantial portion of them become successful in delivering a baby. The Company has not had any significant variations between actual and estimated amounts of the refunds and believes it would be a remote possibility for a material adjustment to previously recorded revenue be required.

8.

Disclose that at the time of completion of the first cycle of treatment, by contract, 30% of the patient payment becomes non-refundable or direct us to where this is disclosed. Disclose in the business section all material terms, including refund rights and termination provisions, of the Shared Risk Refund Program.

We will disclose all material terms of the Shared Risk Refund Program, including refund rights and termination provisions.

Note 4 – Significant Service Contracts, page F-14

9.	Revise your disclosure proposed in response to comment four to disclose the limit imposed by the contract with respect to revenues earned based on a percentage of center’s earnings.

We will make such disclosure in future filings.

Note 7 – Acquisition of Vein Clinics of America, Inc. page F-15

10.

Refer to your response to comment five and tell us why you did not attribute any value to patient relationships. In your explanation, discuss how you accounted for the relationships with patients that came in recurrently or were undergoing an existing treatment plan.

Patient relationships are short duration and would not last as much as a year unless additional procedures are warranted. Each visit to a vein clinic is distinct with treatment completed at time of service. While we have embedded in our billing and medical contact information for former patients, we do not maintain a database of them. Patients come for a specific problem, are treated and released. There would need to be significant additional sales effort to convert former patients to new patients and most importantly there would need to be a medical need by the patient and attested to by the examining physician. As our patients generally have services performed and then end the patient relationship, we did not believe it would be appropriate to value such relationships as identifiable intangible assets.

Note 13 – Income Taxes, page F21

11.

It is still unclear from your response to comment seven the uncertainties that existed prior to December 31, 2006. Please explain why the valuation allowance was released over three years, commencing in 2004, rather than fully in 2004. Confirm that you will provide a similar level of discussion in your future filings.

The uncertainties that existed prior to December 31, 2006 related to our ability to generate sufficient taxable income to fully utilize our net operating loss carry-forward deductions. The utilization of the NOL was further complicated by a Section 382 of the tax code limitation as a result of a change in control from ten years earlier. While in one year we could generate significant taxable earnings, our ability to utilize our NOL was capped by the Section 382 limit leaving NOLs to be realized by future taxable income. Each year future projected taxable earnings were evaluated and as it became clear that a certain amount of NOLs would be utilized we released that part of the allowance. When it became clear that projections of taxable income would be sufficient to utilize the remaining NOLs, we released the balance of the valuation allowance. At no time prior to the final release did we believe the realization of all the remaining NOL was assured.

Exhibit 31

12.

Please refer to prior comment nine. Since exhibits 31.1 and 31.2 included in your Form 10-K are specific to the period ended December 31, 2007, which is not covered by the subsequent certifications, please amend your certifications.

We will amend our filing related to exhibits 31.1 and 31.2 for the Form 10-K for the year ended December 31, 2007.

The Company acknowledges that:

a.	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
c.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff’s comments. Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,
/s/: John W. Hlywak, Jr.
John W. Hlywak, Jr.
Executive Vice President and Chief Financial Officer

cc: Kei Ino, Securities and Exchange Commission

cc: Lisa Vanjoske, Securities and Exchange Commission

cc: Jay Higham, President and CEO

cc: John Pennett, Amper, Politziner & Mattia

cc: Steven Khadavi, Dorsey & Whitney